SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F         x         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                              No         x

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

An announcement regarding progress update of China Petroleum & Chemical Corporation  (the “Registrant”) in relation to the capital injection and investors introduction of its subsidiary, made by the Registrant on March 6, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Progress Update Announcement of China Petroleum & Chemical
Corporation in relation to the Capital Injection and Investors
Introduction of its Subsidiary, Sinopec Marketing Co., Ltd.

The Board of Directors and all directors of the Company hereby warrant that the content of this announcement does not contain any false representation, misleading statement or material omission, and assume joint and several liabilities for the truthfulness, accuracy and completeness of its content.

On 12 September 2014, Sinopec Marketing Co., Ltd. (hereinafter referred to as “Marketing Company”), a subsidiary of China Petroleum & Chemical Corporation (hereinafter referred to as “Sinopec Corp.” or the Company), entered into the “Capital Injection Agreement relating to Sinopec Marketing Co., Ltd.” (hereinafter referred to as the “Capital Injection Agreement”) with 25 domestic and foreign investors (hereinafter referred to as an “investor” individually or “investors” collectively), pursuant to which the investors shall subscribe for equity interest in Marketing Company in cash (hereinafter referred to as the “Capital Injection”). For the details of the Capital Injection, please refer to the announcements of Sinopec Corp. dated 12 September 2014 and 5 January 2015.

As of the date of this announcement, the above-mentioned 25 investors have made an aggregate capital contribution of RMB105.044 billion (including amount in U.S. dollar equivalent) to the Marketing Company. Due to fund raising issues, one of the 25 investors did not make its capital contribution in full to the Marketing Company. The Marketing Company will carry out the subsequent arrangement in accordance with the Capital Injection Agreement, including but not limited to modifications to the Capital Injection Agreement and fulfilling the change of business registration procedures, etc.

Sinopec Corp. will fulfill its subsequent information disclosure obligations in a timely manner in accordance with the relevant regulatory requirements.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President, Secretary to the Board of Directors

Beijing, the PRC,
6 March 2015

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: March 9, 2015